UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Security & Surveillance Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G21161107

(CUSIP Number)

December 31, 2007

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G21161107	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,678,538 shares(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.9% as of December 31, 2007.(1)
12.	TYPE OF REPORTING PERSON OO; HC
(1)
Based on 42,153,676 outstanding shares of the Common Stock of Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 13, 2007. As of December 31, 2007, the Reporting Persons beneficially owned (i) $60,000,000 in principal amount of 1.0% Guaranteed Senior Unsecured Convertible Notes due 2012 (the “Prior Notes”) collectively convertible into 3,333,333 shares (the “Prior Note Shares”) of Issuer’s Common Stock and (ii) $50,000,000 in principal amount of 1.0% Guaranteed Senior Unsecured Convertible Notes due 2012 (the “New Notes”, and together with the Prior Notes, the “Notes”) collectively convertible into 2,118,644 shares (the “New Note Shares”, and together with the Prior Note Shares, the “Note Shares”) of Issuer’s Common Stock. Notwithstanding the foregoing, the number of shares beneficially owned by the Reporting Persons is equal to 4,678,538 shares, or 9.99% of the issued and outstanding shares of Common Stock of Issuer, because pursuant to an Amended and Restated Investor Rights Agreement, dated as of April 24, 2007, by and among Citadel Equity Fund Ltd., the Issuer, certain of the Issuer’s subsidiaries and stockholders, in no event shall the holder of any Note be entitled to convert any portion of such Note for any number of Note Shares that, upon giving effect to such conversion, would cause the aggregate number of shares of Common Stock of Issuer owned by the Reporting Persons to exceed 9.99% of the outstanding shares of Common Stock of Issuer immediately after giving effect to such conversion.

CUSIP NO. G21161107	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,678,538 shares(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.9% as of December 31, 2007.(1)
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP NO. G21161107	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,678,538 shares(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.9% as of December 31, 2007.(1)
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. G21161107	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,678,538 shares(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.9% as of December 31, 2007.(1)
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. G21161107	13G	Page 6 of 9 Pages

Item 1(a)    Name of Issuer:
CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.
1(b)    Address of Issuer’s Principal Executive Offices:

13/F Shenzhen Special Zone Press Tower, Shennan Road,
Futian District, Shenzhen, China 518034

Item 2(a)    Name of Person Filing(2)
Item 2(b)    Address of Principal Business Office
Item 2(c)    Citizenship

Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Citadel Limited Partnership
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Kenneth Griffin
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

2(d)    Title of Class of Securities:

Common Stock, $0.0001 par value.

2(e)    CUSIP Number:               G21161107

(2) Citadel Holdings Ltd., a Cayman Islands company (“CH”), is majority owned by Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”). Citadel Equity Fund Ltd. (“CEF”) is a subsidiary of CH. CKGSF and CH do not have control over the voting or disposition of securities held by CEF.

CUSIP NO. G21161107	13G	Page 7 of 9 Pages

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.     ☒

Item 4  Ownership:

CITADEL INVESTMENT GROUP, L.L.C.
CITADEL LIMITED PARTNERSHIP
KENNETH GRIFFIN
CITADEL EQUITY FUND LTD.

(a)    Amount beneficially owned:

4,678,538 shares. (1)

(b)    Percent of Class:

Approximately 9.9% as of December 31, 2007. (1)

CUSIP NO. G21161107	13G	Page 8 of 9 Pages

(c)    Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:

0

(ii)    shared power to vote or to direct the vote:

See Item 4(a) above.

(iii)    sole power to dispose or to direct the disposition of:

0

(iv)    shared power to dispose or to direct the disposition of:

See Item 4(a) above.

Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 above.

Item 8    Identification and Classification of Members of the Group:

Not Applicable.

Item 9    Notice of Dissolution of Group:

Not Applicable.

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP NO. G21161107	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2008.

KENNETH GRIFFIN

By: /s/ John C. Nagel
John C. Nagel, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ John C. Nagel
John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory